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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 5, 2005

Commission file number:   0-29208

AssistGlobal Technologies Corp.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

                      No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes

                       No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes     X     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-29208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

“Sokhie Puar”

Date:   July 5, 2005

_________________________________

Mr. Sokhie Puar, Director

ASSISTGLOBAL TECHNOLOGIES CORP.

Suite 1304, 925 West Georgia Street

Vancouver, British Columbia  V6C 3L2

Tel: (604) 684-2181 - Fax: (604) 682-4768

Press Release

Vancouver, BC - July 5, 2005, - AssistGlobal Technologies Corp. (CNQ: AGBT.U, NASD OTCBB: AGBTF) announces that effective July 7, 2005 it will change its name to Bassett Ventures Inc. and will consolidate its issued and outstanding common shares on the basis of one new common share for every four existing common shares.  Any fractional shares will be adjusted downward to the next whole post consolidation common share.  It is anticipated that trading of the consolidated common shares under the new name and under the new symbol "BAVI" will commence on the CNQ effective July 8, 2005.  A new OTC Bulletin Board trading symbol will likely also be assigned by the NASD.  Shareholders approved the share consolidation at the annual shareholder meeting held on June 16, 2005.

The Company also announces that it has disposed of the assets of its wholly-owned subsidiary, AssistGlobal Inc., and is winding up the remaining operations of the subsidiary.  In connection with the winding up of operations, all employees and officers of the subsidiary have resigned and have surrendered 6,750,251 shares of the Company, representing all shares of the Company held directly or indirectly by them.  The surrendered shares will be returned to treasury and cancelled.  The disposition of the assets of the subsidiary was approved by special resolution passed at the annual shareholder meeting held June 16, 2005.

Following the share consolidation and cancellation of shares by former employees and officers of the subsidiary, the issued and outstanding share capital of the Company will be approximately 2,718,273 shares.

The Company is actively seeking a new business.

ASSISTGLOBAL TECHNOLOGIES CORP.

Per:

/s/   Sokhie Puar

Sokhie Puar, President & Director

The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.